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SEC FILE NUMBER
8-68904

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CanAm Investor Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

SEC Mail Processing

48 Wall Street, 24th Floor

(No. and Street)

FEB 28 2022

New York	New York	10005
(City)	(State)	(Zip Code)

Washington, DC

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter Calabrese	(646) 825-8706	pcalabrese@canaminvestor.c
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Raphael Goldberg Nikpour Cohen & Sullivan Certified Public Accountants PLLC.

(Name – if individual, state last, first, and middle name)

97 Froehlich Farm Blvd.	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

2/23/2010	5028
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Peter Calabrese, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CanAm Investor Services, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MING FANG CHEN NOTARY PUBLIC STATE OF NEW YORK NO. 01CH6265894 QUALIFIED IN KINGS COUNTY COMM. EXP. 07-23-2024

Signature:

Title: Chief Executive Officer

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of CanAm Investor Services LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CanAm Investor Services LLC (the "Company") (a limited liability company), as of December 31,2021, and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of CanAm Investor Services LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2013.
Woodbury, New York
February 25, 2022

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

CANAM INVESTOR SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
[CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3)]

December 31, 2021

Assets		
Cash and cash equivalents	$	4,816,378
Accounts receivable - Related parties, net of allowance		1,011,343
Prepaid expenses and other assets		39,482
Total Assets	$	5,867,203
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	652,120
Taxes payable		97,044
Total Liabilities		749,164
Member's Equity		5,118,039
Total Liabilities and Member's Equity	$	5,867,203

The accompanying notes are an integral part of these financial statements

CANAM INVESTOR SERVICES, LLC
NOTES TO FINANCIAL STATEMENT
December 31, 2021

Note 1 – Organization and Nature of Business

CanAm Investor Services, LLC (the "Company") was organized in the state of Delaware on June 6, 2011. The Company is 100% owned by CanAm BD Holdings, LLC. The Company was organized as a limited liability company principally to engage in private placement activity (Reg D) and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory (FINRA) effective October 25, 2012.

Note 2 - Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP")

Cash and Cash Equivalents

Cash consists of deposits with banks and a money market mutual fund. For purposes of the statement of cash flows, the Partnership considers as short term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Concentration Credit Risk

The Company maintains a checking account and a brokerage account at one financial institution, which at times exceed federally insured limits. Management has not experienced any losses in such accounts. The checking account balance is insured by the Federal Deposit Corporation (FDIC) up to $250,000. The brokerage account balance is insured by Securities Investor Protection Corporation (SIPC) up to a maximum of $500,000. At December 31, 2021, amounts in the brokerage account were in excess of SIPC insured limits by $4,100,000. Management evaluates and believes the Company is not exposed to any significant credit risk on cash and cash equivalents.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly,

Note 2 - Summary of Significant Accounting Policies (Continued)

the Company has not provided for federal or state income taxes. The Company is subject to the New York City unincorporated business tax. $55,085 of such tax was incurred during the year ended December 31, 2021, and is included in New York City unincorporated business and other taxes in the statement of operations.

At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts Receivable is states at the price governing by "Broker Dealer Agreement" for Annual Fee by issuers ruling at balance sheet date. Receivables consist of balances due from customers. Receivables are stated net of estimated allowances for uncollectible balances. Allowances for uncollectible balances are provided when it is probable customers will be unable to pay all amounts due based on the contractual terms. We charge-off receivables against the allowances after all reasonable collection efforts are exhausted.

Allowance for Credit Losses

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

Note 2 - Summary of Significant Accounting Policies (Continued)

The Company identified fees receivable carried at amortized cost as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective. The Company believes there is no impact to opening member's equity upon adoption of ASC 326.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 180 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management has recorded an allowance of $520,000 as of December 31, 2021.

Revenue Recognition

The Company recognizes revenue depict the transfer of goods or services. The guidance requires an entity to follow a five steps model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation in accordance with ASC Topic 606.

The Company enters into arrangements with individual customers or pooled investment vehicles to transact in private placements. The Company ensure customer fully remitted into escrow. The Company will receive placement fees on these transactions. The Company believes that its performance obligation is the transaction of securities to investors and recognizes revenues in accordance with the provisions of the respective agreements. The Company recognizes advisory revenues in accordance with the provisions of the respective agreements.

Note 2 - Summary of Significant Accounting Policies (Continued)

Uncertainties due to Coronavirus

The outbreak of the novel coronavirus ("COVID-19") in many countries continues to adversely impact global commercial activity and has contributed to significant volatility in financial markets. The World Health Organization has declared COVID-19 a "Public Health Emergency of International Concern." The global impact of the outbreak continues to evolve, and as cases of the virus have continued to be identified, many countries have reacted by instituting quarantines and restrictions on travel. Such actions are creating disruption in global supply chains, and adversely impacting a number of industries. The outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19. Nevertheless, COVID-19 could have a material impact on the Company's financial statements.

Note 3 - Commitments

The Company subleases office space under an Expense Sharing Agreement with affiliated company for one year and automatically renewed on a year-to-year basis.

Rent expense for the year ended December 31, 2021 was $36,195 and is included in the occupancy expense line item in the Statement of Operations.

Note 4 - Net Capital Requirement

The Company, as a member of the FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company's net capital was $3,975,214 which was $3,925,270 in excess of its minimum requirement of $49,944. The Company's aggregate indebtedness to net capital ratio was 0.19 to 1.

The Company has no obligations under SEC Rule 15c3-3 pursuant to Footnote 74 of the SEC Release No. 34-70073.

Note 5 - Fair Value

Fair Value Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values.

CANAM INVESTOR SERVICES, LLC
NOTES TO FINANCIAL STATEMENT
December 31, 2021

Note 5 - Fair Value (Continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Money Market Fund value is closely reported by the Company actively traded exchanged.

At December 31, 2021, the Company's fair value hierarchy consisted of level 1 inputs of cash equivalents, money market fund, in the amount of $4,600,000.

Note 6 –Related Parties' Transactions

Revenues generated from fourteen affiliated partnerships were $6,975,578 for the year ended December 31, 2021 and accounts receivables from twelve affiliated partnerships were $1,531,343 at December 31, 2021. Expenses paid to affiliated company and partnership under Expenses Sharing Agreement were $2,197,851 for the year ended December 31, 2021.

	December 31, 2021			
	Revenue		Expense	
Income	$	5,444,235		
Account Receivables	$	1,531,343		
CanAm Enterprises LLC			$	36,195
CanAm Enterprises LP			$	2,161,656

CANAM INVESTOR SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2021

Note 7 – Employee Benefit Plan

The Company has established a Defined Contribution Plan for its employees under Section 401(k) of the Internal Revenue Code. For the year end December 31, 2021, the Company incurred employer contribution expenses of $53,614 which were included in salary and benefits on the Statement of Operations. The Plan allows an employee of the Company to defer a portion of his or her salary.

Note 8 – Subsequent Events

These financial statements were approved by management and available for issuance on February 25, 2022. Subsequent events have been evaluated through this date. There have been no subsequent events requiring recognition or disclosure in the financial statements.